SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  -------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                                  -------------


(Mark One)
 ----
/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended  December  31, 1996.

                                       OR


 ----
/   /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934
          For the transition period from _________to______________


          Commission file number 33-64647

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SAVINGS PLAN FOR THE EMPLOYEES
                          OF TREDEGAR INDUSTRIES, INC.

          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Tredegar Industries, Inc.
                            1100 Boulders Parkway
                            Richmond, Virginia 23225

                              REQUIRED INFORMATION

         See Appendix 1.


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        SAVINGS PLAN FOR THE EMPLOYEES
                                        OF TREDEGAR INDUSTRIES, INC.



                                        By:  /s/ N. A. Scher
                                           -------------------------------------
                                           N. A. Scher, Chairman
                                           Employee Savings Plan Committee

Dated:   June 19, 1997

                        SAVINGS PLAN FOR THE EMPLOYEES OF
                            TREDEGAR INDUSTRIES, INC.

                                  ANNUAL REPORT

                               FOR THE YEAR ENDED
                                DECEMBER 31, 1996

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.
                          INDEX OF FINANCIAL STATEMENTS


                                                                          Page

Independent auditors' report                                                 2


Financial statements

  Statement of net assets available for benefits at:
    December 31, 1996                                                        3
    December 31, 1995                                                        4
  Statement of changes in net assets available for
     benefits for the year ended:
      December 31, 1996                                                      5
      December 31, 1995                                                      6
      December 31, 1994                                                      7
  Notes to financial statements                                           8-24

                          Independent Auditors' Report
                          ----------------------------


To the Plan Administrator, Savings Plan for the Employees of Tredegar Industries, Inc.


         We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of Tredegar Industries, Inc.
(Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                         PLOTT & WALTON, PC



Richmond, Virginia
June 9, 1997

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1996

                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)
                                                     -----        --------      --------


Assets:
  Investments (Note 6):
    Money market funds:
      Wachovia Bank Diversified Trust Fund
        (cost $686,481)                           $   686,481   $   202,836    $  483,645
      Frank Russell Short Term Investment Fund
        (cost $237)                                       237           237             -
    Common stocks:
      Albemarle Corporation
        (cost $615,585)                             2,153,141             -     2,153,141
      Ethyl Corporation
        (cost $1,133,967)                           2,132,959             -     2,132,959
      Tredegar Industries, Inc.
        (cost $13,861,815)                         57,966,983    57,966,983             -
    Actively managed commingled funds:
      Frank Russell Investment Contract Fund
        (cost $4,418,321)                           4,545,748     4,545,748             -
      Frank Russell Global Balanced Fund
        (cost $3,168,424)                           3,486,211     3,486,211             -
      Frank Russell Equity I Fund
        (cost $3,578,047)                           4,027,405     4,027,405             -
      Frank Russell Equity II Fund
        (cost $422,874)                               456,556       456,556             -
    Loans to participants                             156,328       156,328             -
                                                  -----------   -----------    ----------
          Total investments                        75,612,049    70,842,304     4,769,745

  Receivables:
    Interest and dividends                            166,379       117,969        48,410
    Due from brokers for securities trades            104,425             -       104,425
                                                  -----------   -----------    ----------
      Total receivables                               270,804       117,969       152,835
  Cash                                                 37,159        36,800           359
                                                  -----------   -----------    ----------
                                                   75,920,012    70,997,073     4,922,939
Liabilities:
  Cash overdrafts                                       1,200         1,200             -
  Accrued administrative expenses                         292            39           253
  Loans committed not paid                             36,800        36,800             -
  Due to brokers for securities trades                 33,202        33,202             -
                                                  -----------   -----------    ----------
                                                       71,494        71,241           253
                                                  -----------   -----------    ----------

Net assets available for benefits                 $75,848,518   $70,925,832    $4,922,686
                                                  ===========   ===========    ==========

   The accompanying notes are an integral part of these financial statements.


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1995




                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)
                                                     -----        --------      --------


Assets:
  Investments (Note 6):
    Money market funds:
      Wachovia Bank Diversified Trust Fund
        (cost $2,521,648)                         $ 2,521,648   $ 2,521,501    $       147
    Common stocks:
      Albemarle Corporation
        (cost $927,405)                             3,530,978             -      3,530,978
      Ethyl Corporation
        (cost $1,791,937)                           4,615,145             -      4,615,145
      First Colony Corporation
        (cost $1,353,267)                           3,017,973             -      3,017,973
      Tredegar Industries, Inc.
        (cost $14,463,055)                         34,933,135    34,933,135              -
    United States government obligations
        (cost $5,733,986)                           5,736,347     5,736,347              -
                                                  -----------   -----------    -----------
          Total investments                        54,355,226    43,190,983     11,164,243

  Interest and dividends receivable                   293,215       224,592         68,623
                                                  -----------   -----------    -----------
                                                   54,648,441    43,415,575     11,232,866
Liabilities:
  Accrued administrative expenses                      45,151        34,780         10,371
                                                  -----------   -----------    -----------

Net assets available for benefits                 $54,603,290   $43,380,795    $11,222,495
                                                  ===========   ===========    ===========

   The accompanying notes are an integral part of these financial statements.


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)
                                                     -----        --------      --------



Additions to net assets attributed to:
  Investment income:
    Interest                                      $   190,342   $   163,115   $    27,227
    Dividends                                         604,707       398,583       206,124
    Net appreciation (depreciation) in the
      fair value of investments                    29,454,043    29,754,217      (300,174)
                                                  -----------   -----------   -----------
                                                   30,249,092    30,315,915       (66,823)
  Contributions:
    Employer                                        1,681,868     1,681,868             -
    Participants                                    3,753,198     3,753,198             -
                                                  -----------   -----------   -----------
                                                    5,435,066     5,435,066             -
                                                  -----------   -----------   -----------
        Total additions                            35,684,158    35,750,981       (66,823)

Deductions from net assets attributed to:
  Administrative expenses (Note 9)                    106,781        99,151         7,630
  Withdrawals paid to participating employees      14,253,450    13,026,873     1,226,577
                                                  -----------   -----------   -----------
    Total deductions                               14,360,231    13,126,024     1,234,207
                                                  -----------   -----------   -----------
                                                   21,323,927    22,624,957    (1,301,030)

Transfers:
  Intraplan transfers                                       -     4,997,810    (4,997,810)
  To successor plan                                   (78,699)      (77,730)         (969)
                                                  -----------   -----------   -----------
    Total transfers                                   (78,699)    4,920,080    (4,998,779)
                                                  -----------   -----------   -----------

Net increase (decrease) for the year               21,245,228    27,545,037    (6,299,809)

Net assets available for benefits:

  Beginning of year                                54,603,290    43,380,795    11,222,495
                                                  -----------   -----------   -----------

  End of year                                     $75,848,518   $70,925,832   $ 4,922,686
                                                  ===========   ===========   ===========


   The accompanying notes are an integral part of these financial statements.


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)
                                                     -----        --------      --------


Additions to net assets attributed to:
  Investment income:
    Interest                                      $   474,531   $   473,102   $     1,429
    Dividends                                         574,514       292,430       282,084
    Net appreciation in the fair value
      of investments                               18,565,114    16,096,989     2,468,125
                                                  -----------   -----------   -----------
                                                   19,614,159    16,862,521     2,751,638
  Contributions:
    Employer                                        1,635,515     1,635,515             -
    Participants                                    3,974,257     3,974,257             -
                                                  -----------   -----------   -----------
                                                    5,609,772     5,609,772             -
                                                  -----------   -----------   -----------
        Total additions                            25,223,931    22,472,293     2,751,638

Deductions from net assets attributed to:
  Administrative expenses (Note 9)                     51,839        39,551        12,288
  Withdrawals paid to participating employees       6,093,709     5,373,021       720,688
                                                  -----------   -----------   -----------
    Total deductions                                6,145,548     5,412,572       732,976
                                                  -----------   -----------   -----------
                                                   19,078,383    17,059,721     2,018,662

Intraplan transfers                                         -       415,309      (415,309)
                                                  -----------   -----------   -----------

Net increase for the year                          19,078,383    17,475,030     1,603,353

Net assets available for benefits:

  Beginning of year                                35,524,907    25,905,765     9,619,142
                                                  -----------   -----------   -----------

  End of year                                     $54,603,290   $43,380,795   $11,222,495
                                                  ===========   ===========   ===========


   The accompanying notes are an integral part of these financial statements.


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)
                                                     -----        --------      --------


Additions to net assets attributed to:
  Investment income:
    Interest                                      $   364,526   $   361,133   $     3,393
    Dividends                                         551,686       254,775       296,911
    Net appreciation (depreciation) in the
      fair value of investments                     1,724,285     2,433,538      (709,253)
                                                  -----------   -----------   -----------
                                                    2,640,497     3,049,446      (408,949)
  Contributions:
    Employer                                        1,920,910     1,920,910             -
    Participants                                    3,970,019     3,970,019             -
                                                  -----------   -----------   -----------
                                                    5,890,929     5,890,929             -
                                                  -----------   -----------   -----------
        Total additions                             8,531,426     8,940,375      (408,949)

Deductions from net assets attributed to:
  Administrative expenses (Note 9)                     25,786        20,050         5,736
  Withdrawals paid to participating employees       7,813,136     5,634,058     2,179,078
                                                  -----------   -----------   -----------
    Total deductions                                7,838,922     5,654,108     2,184,814
                                                  -----------   -----------   -----------
                                                      692,504     3,286,267    (2,593,763)

Intraplan transfers                                         -       207,871      (207,871)
                                                  -----------   -----------   -----------

Net increase (decrease) for the year                  692,504     3,494,138    (2,801,634)

Net assets available for benefits:

  Beginning of year                                34,832,403    22,411,627    12,420,776
                                                  -----------   -----------   -----------

  End of year                                     $35,524,907   $25,905,765   $ 9,619,142
                                                  ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


1.       Summary of significant accounting policies

                  General - Tredegar Industries, Inc. (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation that was organized in 1988 as a wholly owned subsidiary of Ethyl Corporation. On or about July 10, 1989 (Record
         Date), Ethyl Corporation distributed all of the outstanding shares of Tredegar common stock to the holders of common stock of Ethyl Corporation at the rate of one share of Tredegar common stock for every ten shares of Ethyl Corporation common stock held on the Record Date.

                  The Savings Plan for the Employees of Tredegar Industries, Inc. (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989, and was approved by Ethyl Corporation, Tredegar's sole shareholder, on June 19, 1989. The Plan was effective as of July 1, 1989. In connection with the establishment of the Plan and the distribution of Tredegar's common stock, the accounts of Tredegar employees in the Savings Plan for the Employees of Ethyl Corporation (Ethyl Plan) were transferred to the Plan.

                  The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan, however, because the benefits that participants are entitled to receive are always equal to the value of their account balances and, for that reason, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his account.

                  The accompanying financial statements of the Plan have been prepared in conformity with generally accepted accounting principles.

                  Security valuation - Investments are stated at fair value determined as follows:

                  Money market funds        -  market  price which is equivalent
                                               to cost

                  Common stocks             -  last  published sale price on the
                                               New York Stock Exchange

                  United States government
                    obligations             -  last bid price

                  Actively managed
                    commingled funds        -  provided  in  the  audited annual
                                               report of the Frank Russell Trust
                                               Company

         SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


1.       Summary of significant accounting policies (Continued)

                  Security transactions and related investment income - Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. Premiums and discounts on securities are not being amortized or accreted because the effect on the financial statements would not be significant and would have no effect on net asset values. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

                  Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.
         Accordingly, actual results may differ from those estimates.

2.       Description of Plan

                  The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia 23225.

         SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


3.       Active funds

               As of December 31, 1996, the following net assets were available for benefits:


                                           Tredegar
                                          Industries      Stable
                                          Inc. Common     Value       Balanced      Equity       Loan
                                          Stock Fund       Fund         Fund         Fund        Fund        Total
                                          -----------     ------      --------      ------       ----        -----



Assets:
  Investments:
    Money market funds:
      Wachovia Bank Diversified Trust
        Fund                              $   202,836   $        -   $        -   $        -   $      -   $   202,836
      Frank Russell Short Term Investment
        Fund                                        -           45           60          132          -           237
    Common stocks:
      Tredegar Industries, Inc.            57,966,983            -            -            -          -    57,966,983
    Actively managed commingled funds:
      Frank Russell Investment Contract
        Fund                                        -    4,545,748            -            -          -     4,545,748
      Frank Russell Global Balanced Fund            -            -    3,486,211            -          -     3,486,211
      Frank Russell Equity I Fund                   -            -            -    4,027,405          -     4,027,405
      Frank Russell Equity II Fund                  -            -            -      456,556          -       456,556
    Loans to participants                           -            -            -            -    156,328       156,328
                                          -----------   ----------   ----------   ----------   --------   -----------
        Total investments                  58,169,819    4,545,793    3,486,271    4,484,093    156,328    70,842,304

  Interest and dividends receivable           117,923           14           12           20          -       117,969
  Cash                                              -            -            -            -     36,800        36,800
                                          -----------   ----------   ----------   ----------   --------   -----------
                                           58,287,742    4,545,807    3,486,283    4,484,113    193,128    70,997,073
Liabilities:
  Cash overdrafts                                   -          367          393          440          -         1,200
  Accrued administrative expenses                  39            -            -            -          -            39
  Loans committed not paid                          -            -            -            -     36,800        36,800
  Due to brokers for securities trades         33,202            -            -            -          -        33,202
                                          -----------   ----------   ----------   ----------   --------   -----------
                                               33,241          367          393          440     36 800        71,241
                                          -----------   ----------   ----------   ----------   --------   -----------

Net assets available for benefits         $58,254,501   $4,545,440   $3,485,890   $4,483,673   $156,328   $70,925,832
                                          ===========   ==========   ==========   ==========   ========   ===========

         SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


3.       Active funds (Continued)

              As of December 31, 1995, the following net assets were available for benefits:



                                                                    Tredegar
                                          Short-Term  Government   Industries
                                          Investment  Obligations  Inc. Common
                                             Fund        Fund      Stock Fund     Total
                                          ----------  -----------  -----------    -----


Assets:
  Investments:
    Money market funds:
      Wachovia Bank Diversified Trust
        Fund                              $2,247,466  $   95,917  $   178,118  $ 2,521,501
    Common stocks:
      Tredegar Industries, Inc.                    -           -   34,933,135   34,933,135
    United States government
      obligations                                  -   5,736,347            -    5,736,347
                                          ----------  ----------  -----------  -----------
        Total investments                  2,247,466   5,832,264   35,111,253   43,190,983

  Interest and dividends receivable           10,913     115,802       97,877      224,592

  Intraplan transfer receivable (payable)     66,377      24,724      (91,101)           -
                                          ----------  ----------  -----------  -----------
                                           2,324,756   5,972,790   35,118,029   43,415,575
Liabilities:
  Accrued administrative expenses              2,518       5,248       27,014       34,780
                                          ----------  ----------  -----------  -----------

Net assets available for benefits         $2,322,238  $5,967,542  $35,091,015  $43,380,795
                                          ==========  ==========  ===========  ===========


         SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


3.       Active funds (Continued)

                  For the year ended December 31, 1996, net assets available for benefits changed as follows:



                                                   Tredegar
                         Short-Term  Government   Industries      Stable
                         Investment  Obligations  Inc. Common     Value       Balanced      Equity       Loan
                            Fund        Fund      Stock Fund       Fund         Fund         Fund        Fund        Total
                         ----------  -----------  -----------     ------      --------      ------       ----        -----


Additions to net assets
  attributed to:
  Investment income:
    Interest             $   18,287  $  118,338   $    18,039   $      129   $    2,051   $    4,311   $  1,960   $   163,115
    Dividends                     -           -       398,346           45           60          132          -       398,583
    Net appreciation
      (depreciation)
      in the fair value
      of investments              -     (59,855)   28,867,858      135,034      322,243      488,937          -    29,754,217
                         ----------  ----------   -----------   ----------   ----------   ----------   --------   -----------
                             18,287      58,483    29,284,243      135,208      324,354      493,380      1,960    30,315,915
  Contributions:
    Employer                      -           -     1,681,868            -            -            -          -     1,681,868
    Participants            331,990     305,091     1,381,320      299,030      490,983      944,784          -     3,753,198
                         ----------  ----------   -----------   ----------   ----------   ----------   --------   -----------
                            331,990     305,091     3,063,188      299,030      490,983      944,784          -     5,435,066
                         ----------  ----------   -----------   ----------   ----------   ----------   --------   -----------
        Total additions     350,277     363,574    32,347,431      434,238      815,337    1,438,164      1,960    35,750,981
Deductions from net
  assets attributed to:
    Administrative
      expenses                  400      14,863        43,607        8,428       14,990       16,863          -        99,151
    Withdrawals to
      participating
      employees           1,953,531     504,313     9,570,619      427,776      249,975      320,659          -    13,026,873
                         ----------  ----------   -----------   ----------   ----------   ----------   --------   -----------
    Total deductions      1,953,931     519,176     9,614,226      436,204      264,965      337,522          -    13,126,024
                         ----------  ----------   -----------   ----------   ----------   ----------   --------   -----------
                         (1,603,654)   (155,602)   22,733,205       (1,966)     550,372    1,100,642      1,960    22,624,957
Transfers:
  Intraplan                (718,584) (5,804,260)      500,331    4,547,406    2,935,518    3,383,031    154,368     4,997,810
  To successor plan               -      (7,680)      (70,050)           -            -            -          -       (77,730)
                         ----------  ----------   -----------   ----------   ----------   ----------   --------   -----------
    Total transfers        (718,584) (5,811,940)      430,281    4,547,406    2,935,518    3,383,031    154,368     4,920,080
                         ----------  ----------   -----------   ----------   ----------   ----------   --------   -----------

Net increase (decrease)
  for the year           (2,322,238) (5,967,542)   23,163,486    4,545,440    3,485,890    4,483,673    156,328    27,545,037

Net assets available
  for benefits:
    Beginning of year     2,322,238   5,967,542    35,091,015            -            -            -          -    43,380,795
                         ----------  ----------   -----------   ----------   ----------   ----------   --------   -----------
    End of year          $        -  $        -   $58,254,501   $4,545,440   $3,485,890   $4,483,673   $156,328   $70,925,832
                         ==========  ==========   ===========   ==========   ==========   ==========   ========   ===========


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


3.       Active funds (Continued)

              For the year ended December 31, 1995, net assets available for benefits changed as follows:



                                                                    Tredegar
                                          Short-Term  Government   Industries
                                          Investment  Obligations  Inc. Common
                                             Fund        Fund      Stock Fund     Total
                                          ----------  -----------  -----------    -----


Additions to net assets attributable to:
  Investment income:
    Interest                              $  101,744  $  363,179  $     8,179  $   473,102
    Dividends                                      -           -      292,430      292,430
    Net appreciation in the fair value
      of investments                               -      50,283   16,046,706   16,096,989
                                          ----------  ----------  -----------  -----------
                                             101,744     413,462   16,347,315   16,862,521
  Contributions:
    Employer                                       -           -    1,635,515    1,635,515
    Participants                           1,913,990     853,612    1,206,655    3,974,257
                                          ----------  ----------  -----------  -----------
                                           1,913,990     853,612    2,842,170    5,609,772
                                          ----------  ----------  -----------  -----------
        Total additions                    2,015,734   1,267,074   19,189,485   22,472,293

Deductions from net assets attributed to:
  Administrative expenses                      4,674       6,407       28,470       39,551
  Withdrawals paid to participating
    employees                              1,968,318   1,526,571    1,878,132    5,373,021
                                          ----------  ----------  -----------  -----------
      Total deductions                     1,972,992   1,532,978    1,906,602    5,412,572
                                          ----------  ----------  -----------  -----------
                                              42,742    (265,904)  17,282,883   17,059,721

Intraplan transfers                          (55,978)  1,547,120   (1,075,833)     415,309
                                          ----------  ----------  -----------  -----------

Net increase (decrease) for the year         (13,236)  1,281,216   16,207,050   17,475,030

Net assets available for benefits:

  Beginning of year                        2,335,474   4,686,326   18,883,965   25,905,765
                                          ----------  ----------  -----------  -----------

  End of year                             $2,322,238  $5,967,542  $35,091,015  $43,380,795
                                          ==========  ==========  ===========  ===========


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

3.       Active funds (Continued)

              For the year ended December 31, 1994, net assets available for benefits changed as follows:



                                                                    Tredegar
                                          Short-Term  Government   Industries
                                          Investment  Obligations  Inc. Common
                                             Fund        Fund      Stock Fund     Total
                                          ----------  -----------  -----------    -----


Additions to net assets attributable to:
  Investment income:
    Interest                              $   73,037  $  280,300  $     7,796  $   361,133
    Dividends                                      -           -      254,775      254,775
    Net appreciation (depreciation)
      in the fair value of investments             -    (144,435)   2,577,973    2,433,538
                                          ----------  ----------  -----------  -----------
                                              73,037     135,865    2,840,544    3,049,446
  Contributions:
    Employer                                       -           -    1,920,910    1,920,910
    Participants                           2,010,352     871,024    1,088,643    3,970,019
                                          ----------  ----------  -----------  -----------
                                           2,010,352     871,024    3,009,553    5,890,929
                                          ----------  ----------  -----------  -----------
        Total additions                    2,083,389   1,006,889    5,850,097    8,940,375

Deductions from net assets attributed to:
  Administrative expenses                      1,635      10,121        8,294       20,050
  Withdrawals paid to participating
    employees                              2,048,437   1,669,153    1,916,468    5,634,058
                                          ----------  ----------  -----------  -----------
      Total deductions                     2,050,072   1,679,274    1,924,762    5,654,108
                                          ----------  ----------  -----------  -----------
                                              33,317    (672,385)   3,925,335    3,286,267

Intraplan transfers                          (54,228)    595,274     (333,175)     207,871
                                          ----------  ----------  -----------  -----------

Net increase (decrease) for the year         (20,911)    (77,111)   3,592,160    3,494,138

Net assets available for benefits:

  Beginning of year                        2,356,385   4,763,437   15,291,805   22,411,627
                                          ----------  ----------  -----------  -----------

  End of year                             $2,335,474  $4,686,326  $18,883,965  $25,905,765
                                          ==========  ==========  ===========  ===========

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


4.       Inactive funds

                  As of December 31, 1996, the following net assets were available for benefits:



                                          Ethyl      First Colony   Albemarle
                           Short-Term   Corporation  Corporation   Corporation
                           Investment     Common        Common        Common
                              Fund      Stock Fund    Stock Fund    Stock Fund    Total
                           -----------  -----------   -----------  -----------    -----


Assets:
  Investments:
    Money market funds:
      Wachovia Bank
        Diversified Trust
        Fund                $186,463    $    6,533     $290,067    $      582   $  483,645
    Common stocks:
      Albemarle Corporation        -             -            -     2,153,141    2,153,141
      Ethyl Corporation            -     2,132,959            -             -    2,132,959
                            --------    ----------     --------    ----------   ----------
        Total investments    186,463     2,139,492      290,067     2,153,723    4,769,745

  Receivables:
    Interest and dividends       899        29,002        9,959         8,550       48,410
    Due from broker                -        63,162            -        41,263      104,425
                            --------    ----------     --------    ----------   ----------
      Total receivables          899        92,164        9,959        49,813      152,835
  Cash                             -             -          359             -          359
                            --------    ----------     --------    ----------   ----------
                             187,362     2,231,656      300,385     2,203,536    4,922,939


Liabilities:
  Accrued administrative
    expenses                      20             2          230             1          253
                            --------    ----------     --------    ----------   ----------

Net assets available for
  benefits                  $187,342    $2,231,654     $300,155    $2,203,535   $4,922,686
                            ========    ==========     ========    ==========   ==========


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


4.       Inactive funds (Continued)

               As   of   December  31,  1995,  the  following  net  assets  were
         available for benefits:



                                          Ethyl      First Colony   Albemarle
                                        Corporation  Corporation   Corporation
                                          Common        Common        Common
                                        Stock Fund    Stock Fund    Stock Fund    Total
                                        -----------  -------------  ----------    -----


Assets:
  Investments:
    Money market funds:
      Wachovia Bank Diversified Trust
        Fund                            $       74   $       54    $       19  $       147
    Common stocks:
      Albemarle Corporation                      -            -     3,530,978    3,530,978
      Ethyl Corporation                  4,615,145            -             -    4,615,145
      First Colony Corporation                   -    3,017,973             -    3,017,973
                                        ----------   ----------    ----------  -----------
        Total investments                4,615,219    3,018,027     3,530,997   11,164,243

  Interest and dividends receivable         46,618       11,982        10,023       68,623
                                        ----------   ----------    ----------  -----------
                                         4,661,837    3,030,009     3,541,020   11,232,866
Liabilities:
  Accrued administrative expenses            4,247        2,972         3,152       10,371
                                        ----------   ----------    ----------  -----------

Net assets available for benefits       $4,657,590   $3,027,037    $3,537,868  $11,222,495
                                        ==========   ==========    ==========  ===========



                  For the year ended December 31, 1996, net assets available for benefits changed as follows:




                                         Ethyl      First Colony   Albemarle
                          Short-Term   Corporation  Corporation   Corporation
                          Investment     Common        Common        Common
                             Fund      Stock Fund    Stock Fund    Stock Fund     Total
                          ---------    -----------   -----------  -----------     -----



Additions to net assets
  attributable to:
    Investment income:
      Interest             $ 12,802    $    2,032   $   11,093    $    1,300  $    27,227
      Dividends                   -       139,990       31,187        34,947      206,124
      Net appreciation
        (depreciation) in
        the fair value of
           investments            -      (982,805)     715,983       (33,352)    (300,174)
                           --------    ----------   ----------    ----------  -----------
          Total additions    12,802      (840,783)     758,263         2,895      (66,823)



           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


4.       Inactive funds (Continued)



                                         Ethyl      First Colony   Albemarle
                          Short-Term   Corporation  Corporation   Corporation
                          Investment     Common        Common        Common
                             Fund      Stock Fund    Stock Fund    Stock Fund     Total
                          ----------   -----------  ------------  ------------    -----



Deductions from net
  assets attributed to:
    Administrative
      expenses                4,817           538        1,312           963        7,630
    Withdrawals paid to
      participating
      employees             155,333       376,912      317,682       376,650    1,226,577
                           --------    ----------   ----------    ----------  -----------
        Total deductions    160,150       377,450      318,994       377,613    1,234,207
                           --------    ----------   ----------    ----------  -----------
                           (147,348)   (1,218,233)     439,269      (374,718)  (1,301,030)
Transfers:
  Intraplan transfers       334,722    (1,207,374)  (3,165,898)     (959,260)  (4,997,810)
  To successor plan             (32)         (329)        (253)         (355)        (969)
                           --------    ----------   ----------    ----------  -----------
    Total transfers         334,690    (1,207,703)  (3,166,151)     (959,615)  (4,998,779)
                           --------    ----------   ----------    ----------  -----------
Net increase (decrease)
  for the year              187,342    (2,425,936)  (2,726,882)   (1,334,333)  (6,299,809)

Net assets available
  for benefits:
    Beginning of year             -     4,657,590    3,027,037     3,537,868   11,222,495
                           --------    ----------   ----------    ----------  -----------
    End of year            $187,342    $2,231,654   $  300,155    $2,203,535  $ 4,922,686
                           ========    ==========   ==========    ==========  ===========


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


4.       Inactive funds (Continued)

             For the year ended December 31, 1995, net assets available for benefits changed as follows:


                                         Ethyl      First Colony   Albemarle
                                       Corporation  Corporation   Corporation
                                         Common        Common        Common
                                       Stock Fund    Stock Fund    Stock Fund     Total
                                       ------------  -----------  -----------     -----


Additions to net assets attributable
  to:
    Investment income:
      Interest                         $    1,024   $      190    $      215  $     1,429
      Dividends                           192,411       49,957        39,716      282,084
      Net appreciation in the fair
        value of investments            1,060,532      379,799     1,027,794    2,468,125
                                       ----------   ----------    ----------  -----------
          Total additions               1,253,967      429,946     1,067,725    2,751,638

Deductions from net assets attributed to:
    Administrative expenses                 4,940        3,580         3,768       12,288
    Withdrawals paid to participating
      employees                           313,567      198,667       208,454      720,688
                                       ----------   ----------    ----------  -----------
        Total deductions                  318,507      202,247       212,222      732,976
                                       ----------   ----------    ----------  -----------
                                          935,460      227,699       855,503    2,018,662

Intraplan transfers                      (195,126)    (129,549)      (90,634)    (415,309)
                                       ----------   ----------    ----------  -----------

Net increase for the year                 740,334       98,150       764,869    1,603,353

Net assets available for benefits:

  Beginning of year                     3,917,256    2,928,887     2,772,999    9,619,142
                                       ----------   ----------    ----------  -----------

  End of year                          $4,657,590   $3,027,037    $3,537,868  $11,222,495
                                       ==========   ==========    ==========  ===========


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

4.       Inactive funds (Continued)

             For the year ended December 31, 1994, net assets available for benefits changed as follows:



                                         Ethyl      First Colony   Albemarle
                                       Corporation  Corporation   Corporation
                                         Common        Common        Common
                                       Stock Fund    Stock Fund    Stock Fund     Total
                                       -----------  ------------  -----------     -----


Additions to net assets attributable
  to:
    Investment income:
      Interest                         $    1,577   $      896    $      920  $     3,393
      Dividends                           213,930       40,093        42,888      296,911
      Net appreciation (depreciation)
        in the fair value of
        investments                      (446,864)    (472,817)      210,428     (709,253)
                                       ----------   ----------    ----------  -----------
          Total additions                (231,357)    (431,828)      254,236     (408,949)

Deductions from net assets attributed to:
    Administrative expenses                 2,914        1,600         1,222        5,736
    Withdrawals paid to participating
      employees                         1,060,799      603,816       514,463    2,179,078
                                       ----------   ----------    ----------  -----------
        Total deductions                1,063,713      605,416       515,685    2,184,814
                                       ----------   ----------    ----------  -----------
                                       (1,295,070)  (1,037,244)     (261,449)  (2,593,763)

Intraplan transfers                    (3,184,531)     (57,788)    3,034,448     (207,871)
                                       ----------   ----------    ----------  -----------

Net increase (decrease) for the year   (4,479,601)  (1,095,032)    2,772,999   (2,801,634)

Net assets available for benefits:

  Beginning of year                     8,396,857    4,023,919             -   12,420,776
                                       ----------   ----------    ----------  -----------

  End of year                          $3,917,256   $2,928,887    $2,772,999  $ 9,619,142
                                       ==========   ==========    ==========  ===========


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


5.       Contributions and investment options

                  As of December 31, 1996 and 1995, there were 1,422 and 1,558 employees, respectively, participating in the Plan. Participation in each fund was as follows:

                                                      Number of Participants
                                                           December 31,
                                                           1996       1995

         Short-Term Investment Fund                         143        593
         Government Obligations Fund                          -        673
         Tredegar Industries, Inc. Common Stock Fund      1,375      1,555
         Albemarle Corporation Common Stock Fund            243        411
         Ethyl Corporation Common Stock Fund                234        410
         First Colony Corporation Common Stock Fund           -*       410
         Stable Value Fund                                  540          -
         Balanced Fund                                      533          -
         Equity Fund                                        807          -

                  *This Fund was terminated as of December 31, 1996; however, the funds were not transferred until January 1997.

                  As of December 31, 1996 and 1995, 1,971 and 1,847 employees, respectively, were eligible to participate in the Plan.

                  Participants in the Plan currently may select a program for investment in the Stable Value Fund, Balanced Fund, Equity Fund, Tredegar Industries, Inc. Common Stock Fund, or in any combination thereof in even multiples of 10%. Each participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 10%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each participant's contribution. Contributions made by Tredegar are invested in the Tredegar Industries, Inc. Common Stock Fund.

                  No additional contributions may be invested in either the Ethyl Corporation Common Stock Fund (which was an investment option under the Ethyl Plan) or the Albemarle Corporation Common Stock Fund (which was created during 1994 as the result of a distribution to Ethyl Corporation stockholders). However, existing investments in these Funds may continue or the participants may direct the transfer of their investment in these Funds to the Stable Value Fund, Balanced Fund, Equity Fund, or the Tredegar Industries, Inc. Common Stock Fund.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


5.       Contributions and investment options (Continued)

                  Investments in the Short-Term Investment Fund are selected by Wachovia Bank, N.A. (Trustee), from fund securities maturing within one year or revolving credit arrangements that are completely liquid investments. Investments in the other active funds are made primarily in various actively managed commingled funds managed by the Frank Russell Trust Company and Tredegar common stock. Investments in the common stock of Ethyl Corporation and Albemarle Corporation are now held until liquidation or distribution under the Plan. The Trustee is permitted under the trust agreement to invest monies held by it until such time as the funds are invested in accordance with participants' directions or disbursed in accordance with the terms of the Plan. These permitted investments include certain commercial paper, variable notes, certificates of deposit and money market funds.

                  The cost basis assigned to the Albemarle Corporation common stock received from the distribution by Ethyl Corporation was 34.99% of the cost basis of the Ethyl Corporation common stock. The market value of Albemarle Corporation common stock on February 28, 1994, was $1,889,293 in excess of the cost basis assigned.

6.       Investments

                  The following tables present the fair value of investments as of December 31, 1996 and 1995. Investments that represent five percent or more of the Plan's net assets are separately identified.


                            FAIR VALUE OF INVESTMENTS
                            -------------------------

                                December 31, 1996
                                -----------------




                                                Number of shares
                                              or units - principal                Fair
Name of issuer and title of each issue          bonds and notes        Cost     Value (1)
--------------------------------------        --------------------     ----     ---------


Investments at fair value as determined
  by quoted market price:
    Money market funds:
      Wachovia Bank Diversified Trust Fund                         $   686,481 $   686,481
      Frank Russell Short Term Investment Fund                             237         237
    Common stocks:
      Albemarle Corporation                         118,794            615,585   2,153,141
      Ethyl Corporation                             224,522          1,133,967   2,132,959
      Tredegar Industries, Inc.                   1,444,660         13,861,815  57,966,983
                                                                   ----------- -----------
                                                                    16,298,085  62,939,801


           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


6.       Investments (Continued)




                                                Number of shares
                                              or units - principal                Fair
Name of issuer and title of each issue          bonds and notes        Cost     Value (1)
--------------------------------------        --------------------     ----     ---------

Investments estimated at fair value:
  Actively managed commingled funds:
    Frank Russell Investment Contract Fund          246,810          4,418,321   4,545,748
    Frank Russell Global Balanced Fund              191,582          3,168,424   3,486,211
    Frank Russell Equity I Fund                     186,566          3,578,047   4,027,405
    Frank Russell Equity II Fund                     12,847            422,874     456,556
  Loans to participants                            $156,328            156,328     156,328
                                                                   ----------- -----------
                                                                    11,743,994  12,672,248
                                                                   ----------- -----------
    Total investments                                              $28,042,079 $75,612,049
                                                                   =========== ===========


(1) Investments are carried in the statement of net assets available for benefits at fair value.


                            FAIR VALUE OF INVESTMENTS
                            -------------------------

                                December 31, 1995
                                -----------------


                                                Number of shares
                                              or units - principal                Fair
Name of issuer and title of each issue          bonds and notes        Cost     Value (1)
--------------------------------------        --------------------     ----     ---------


Money market funds:
  Wachovia Bank Diversified Trust Fund                             $ 2,521,648 $ 2,521,648
Common stocks:
  Albemarle Corporation                              182,244           927,405   3,530,978
  Ethyl Corporation                                  372,941         1,791,937   4,615,145
  First Colony Corporation                           118,935         1,353,267   3,017,973
  Tredegar Industries, Inc.                        1,083,198        14,463,055  34,933,135

United States government obligations              $5,650,000         5,733,986   5,736,347
                                                                   ----------- -----------
    Total investments                                              $26,791,298 $54,355,226
                                                                   =========== ===========


(1) Investments are carried in the statement of net assets available for benefits at fair value.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


6.       Investments (Continued)

                  Closing stock prices as of December 31, 1996 and 1995, were as follows:

                                                      1996      1995

         Albemarle Corporation common stock         $18.125   $19.375
         Ethyl Corporation common stock               9.500    12.375
         First Colony Corporation common stock            -    25.375
         Tredegar Industries, Inc. common stock(1)   40.125    21.500
         Frank Russell Investment Contract Fund      18.418         -
         Frank Russell Global Balanced Fund          18.197         -
         Frank Russell Equity I Fund                 21.587         -
         Frank Russell Equity II Fund                19.983         -

         (1) On January 1, 1996, Tredegar effected a 3 for 2 stock split. The stock prices listed above for 1995 have been adjusted to reflect the effects of the split.

                  During the years ended December 31, 1996 and 1995, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated in value by $29,454,043 and $18,565,114 as follows:

                            Net change in fair value
                            ------------------------
                                                            1996          1995
                                                            ----          ----
         Investments at fair value as determined by
           quoted market price:
             United States government obligations       $   (59,855) $    50,283
             Tredegar Industries, Inc. common stock      28,867,859   16,046,706
             Albemarle Corporation common stock             (33,352)   1,027,794
             Ethyl Corporation common stock                (982,804)   1,060,532
             First Colony Corporation common stock          715,983      379,799
                                                        -----------  -----------
                                                         28,507,831   18,565,114
         Investments at estimated fair value:
           Frank Russell Investment Contract Fund           135,033            -
           Frank Russell Global Balanced Fund               322,243            -
           Frank Russell Equity I Fund                      455,074            -
           Frank Russell Equity II Fund                      33,862            -
                                                        -----------  -----------
                                                            946,212            -
                                                        -----------  -----------
               Net change in fair value                 $29,454,043  $18,565,114
                                                        ===========  ===========

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           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


7.       Federal income taxes

                  The Internal Revenue Service has determined and informed Tredegar by a letter dated January 22, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.       Annual Short-Term Investment Fund distribution

                  The Plan provides that an annual distribution of 75% of each participant's interest in the Short-Term Investment Fund as of the end of the preceding plan year will be made as promptly as practicable after the beginning of the new plan year unless a participant elects to transfer this distribution to the Stable Value Fund, Balanced Fund, Equity Fund, or the Tredegar Industries, Inc. Common Stock Fund. Annual distributions in the amount of $140,036, $1,822,924, and $1,665,194 were paid from the Short-Term Investment Fund in February 1997, 1996, and 1995, respectively. The remaining balance, if any, is carried over in the Short-Term Investment Fund.

9.       Administrative expenses

                  Trustee expenses are borne by the Plan. Effective January 1, 1996, all other expenses exceeding the annual limit of $75,000 (which are borne by Tredegar) are also borne by the Plan.

10.      Forfeitures

                  Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were as follows:

                                    1996                      $100,102
                                    1995                        76,280
                                    1994                        64,113



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                                  EXHIBIT INDEX


24.1              Consent of Independent Auditors

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